UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KIWA BIO-TECH PRODUCTS GROUP CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49834X 205

(CUSIP Number)

Wei Li

310 N. Indian Hill Blvd., #702

Claremont, California 91711

(626) 715-5855

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Wei Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,965,324
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,965,324
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,965,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.68%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Kiwa Bio-Tech Products Group Corporation, a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 310 N. Indian Hill Blvd., #702, Claremont, California 91711.

Item 2. Identity and Background

The Statement is being filed by Wei Li (“Mr. Li”) with an address at 310 N. Indian Hill Blvd, Claremont, CA 91711. Mr. Li’s United States address is 310 N. Indian Hill Blvd., #702, Claremont, California 91711. Mr. Li is a citizen of the Peoples Republic of China.

During the last five years Mr. Li has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Li acquired the reported 2,965,324 shares of the Company’s common stock as follows:

(a)	All Star Technology, Inc., a British Virgin Island company acquired 61,784 shares of Company common stockprior to 2007. Wei Li is a principal stockholder of All Star Technology, Inc. and may be deemed to beneficially own such shares;

(b)	Mr. Li acquired 3,541 shares of Company common stock individually prior to 2007;

(c)	On April 1, 2016, Mr. Li converted $2,900,000 of Company convertible debentures into 2,900,000 shares of Company common stock.

Item 4. Purpose of Transaction.

Mr. Li does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Li of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Li beneficially owns 2,965,324 shares of the issued and outstanding common stock of the Company. Such amount represents 57.68% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

(b) Mr. Li holds sole voting and dispositive power over the Shares.

(c) Other than disclosed below, there were no transactions by Mr. Li in the Issuer’s Common Stock during the last 60 days:

On April 1, 2016, Mr. Li converted $2,900,000 of Company convertible debentures into 2,900,000 shares of Company common stock.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Li.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Li, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Li and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2016

/s/ Wei Li
Wei Li